Filed pursuant to Rule 433
  Registration No. 333-189888

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES F
$175,000,000
1.000% SENIOR NOTES, DUE APRIL 27, 2017
FINAL TERM SHEET
DATED APRIL 23, 2015

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	1.000% Senior Notes, due April 27, 2017

Expected Ratings1:	Aa3 / AA- / AA (Negative / Negative / Stable)

Principal Amount:	$175,000,000

Issue Price:	99.996%

Trade Date:	April 23, 2015

Settlement Date:	April 27, 2015

Maturity Date:	April 27, 2017

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	1.000%

Treasury Benchmark:	0.500% UST due March 2017

Treasury Benchmark Price:	$99-30

Treasury Yield:	0.532%

Re-offer Spread to Treasury Benchmark:	T + 47bps

Re-Offer Yield:	1.002%

Fees:	0.05%

Interest Payment Dates:	Semi-annually on each April 27 and October 27, beginning October 27, 2015

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KDW4 / US78012KDW45

Sole Book Runner:	RBC Capital Markets, LLC

Co-Managers:	DaKoy Capital Markets, LLC Samuel A. Ramirez & Company, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC at 1-866-375-6829.